                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                            Capital Properties, Inc.
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                                (Name of Issuer)

                      Class A Common Stock, $0.01 Par Value
 ---------------------------------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   140430 10 9
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                                 (CUSIP Number)

   Margaret D. Farrell, 1500 Fleet Center, Providence, RI 02903 (401) 274-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 6, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously  filed a statement on schedule 13G to report the  acquisition  which is the subject of this  Schedule 13D, and is filing this schedule  because of Rule  13d-1(e),  13d-1(f) or 13d-1(g),  check the following box. [ ]

Note:  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including all  exhibits.  See Rule  240.13d-7 for other parties to whom copies are to be sent.

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes). CUSIP NO. 140430 10 9

i.

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Stephen J. Carlotti
         ------------------------------------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group*             (a)      [  ]
                                                                       (b)      [X]
         ------------------------------------------------------------------------------------------------------------
(3)      SEC Use Only
         ------------------------------------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)
         OO
         ------------------------------------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                       [    ]
         Not Applicable
         ------------------------------------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization
         United States of America
         ------------------------------------------------------------------------------------------------------------
                           (7)      Sole Voting Power
Number of                           1,569,838
Shares                     ------------------------------------------------------------------------------------------
Beneficially               (8)      Shared Voting Power
Owned by                            0
Each                       ------------------------------------------------------------------------------------------
Reporting                  (9)      Sole Dispositive Power
Person With                         1,569,838
                           ------------------------------------------------------------------------------------------
                           (10)     Shared Dispositive Power
                                    0
                           ------------------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         1,569,838
         -----------------------------------------------------------------------------------------------------------
(12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)                            [   ]

         -----------------------------------------------------------------------------------------------------------

ii.
(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Robert H. Eder 2005 Trust
         ------------------------------------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group*             (a)      [  ]
                                                                       (b)      [X]
         ------------------------------------------------------------------------------------------------------------
(3)      SEC Use Only
         ------------------------------------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)
         OO
         ------------------------------------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                       [    ]
         Not Applicable
         ------------------------------------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization
         United States of America
         ------------------------------------------------------------------------------------------------------------
                           (7)      Sole Voting Power
Number of                           784,869
Shares                     ------------------------------------------------------------------------------------------
Beneficially               (8)      Shared Voting Power
Owned by                            0
Each                       ------------------------------------------------------------------------------------------
Reporting                  (9)      Sole Dispositive Power
Person With                         784,869
                           ------------------------------------------------------------------------------------------
                           (10)     Shared Dispositive Power
                                    0
                           ------------------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         784,869
         -----------------------------------------------------------------------------------------------------------
(12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)                            [   ]

         -----------------------------------------------------------------------------------------------------------

iii.
(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Linda Eder 2005 Trust
         ------------------------------------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group*             (a)      [  ]
                                                                       (b)      [X]
         ------------------------------------------------------------------------------------------------------------
(3)      SEC Use Only
         ------------------------------------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)
         OO
         ------------------------------------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                       [    ]
         Not Applicable
         ------------------------------------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization
         United States of America
         ------------------------------------------------------------------------------------------------------------
                           (7)      Sole Voting Power
Number of                           784,869
Shares                     ------------------------------------------------------------------------------------------
Beneficially               (8)      Shared Voting Power
Owned by                            0
Each                       ------------------------------------------------------------------------------------------
Reporting                  (9)      Sole Dispositive Power
Person With                         784,869
                           ------------------------------------------------------------------------------------------
                          (10)      Shared Dispositive Power
                                    0
                           ------------------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         784,869
         -----------------------------------------------------------------------------------------------------------
(12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)                            [   ]

         -----------------------------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

Class A Common  Stock,  $.01 par  value  per  share  ("Common  Stock").  Capital
Properties, Inc., 100 Dexter Road, East Providence, Rhode Island 02914.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)      (i) Stephen J. Carlotti
        (ii) Robert H. Eder 2005 Trust
       (iii) Linda Eder 2005 Trust

(b)      (i), (ii), (iii)  c/o Hinckley, Allen & Snyder, LLP
                              1500 Fleet Center
                              Providence, Rhode Island 02903

(c)      (i) Partner, Hinckley, Allen & Snyder LLP
                      1500 Fleet Center
                      Providence, Rhode Island 02903

        (ii), (iii) Trust

(d)      (i), (ii), (iii) None

(e)      (i), (ii), (iii) None

(f)      (i), (ii), (iii) United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Except  for 100  shares of the  issuer's  Class A Common  Stock,  which are held directly by Mr.  Carlotti,  the securities  described herein were transferred by
Robert H. Eder and Linda  Eder into the Robert H. Eder 2005 Trust and Linda Eder
2005 Trust of which Mr. Carlotti is trustee.  Except for the 100 shares of Class
A Common Stock held directly by Mr. Carlotti,  which were acquired with personal funds,  the shares  held by Mr.  Carlotti  and as trustee and by the trusts were acquired by Mr. and Mrs. Eder with their personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

Robert H. Eder,  who serves as a Director of the issuer,  and his spouse,  Linda
Eder, have acquired the shares  described  herein over time as an investment and have  transferred  those  shares to  separate  trusts of which Mr.  Carlotti  is trustee for estate  planning  purposes.  Pursuant to the trust  agreements,  Mr.
Carlotti has sole power and control over the voting, transfer and disposition of such shares.  None of Mr.  Carlotti,  in his capacity as trustee,  the Robert H.
Eder 2005 Trust,  nor the Linda Eder 2005 Trust have any plans,  which relate to or would result in: (a) the  acquisition by any person of additional  securities of the issuer,  or the  disposition  of the  securities  of the  issuer;  (b) an extraordinary  corporate  transaction,  such  as a  merger,  reorganization,  or liquidation,  involving  the  issuer or any of its  subsidiaries;  (c) a sale or transfer  of  a  material  amount  of  assets  of  the  issuer  or  any  of  its subsidiaries;  (d) any change in the present board of directors or management of the issuer,  including  any plans or  proposals  to change the number or term of directors  or to fill any  existing  vacancies  on the board;  (e) any  material change in the present  capitalization or dividend policy of the issuer;  (f) any other  material  change in the  issuer's  business or corporate  structure;  (g)
changes in the issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the  acquisition  of control of the issuer by any person;  (h) causing a class of  securities  of the issuer to be delisted from a national  securities  exchange or to cease to be  authorized  to be quoted in an inter-dealer  quotation system of a registered national securities  association;
(i) a class of equity securities of the issuer becoming eligible for termination of  registration  pursuant  to Section  12(g)(4)  of the Act;  or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (a) (i) The aggregate number of securities identified pursuant to Item
          1 beneficially owned by Mr. Carlotti is 1,569,838,  representing 47.6%
          of  the  3,299,956  shares  of  the  issuer's  Class  A  Common  Stock outstanding on April 1, 2005, of which 100 shares of the issuers Class
          A common stock are held by Mr. Carlotti directly,  784,869 are held in trust by the  Robert  H.  Eder 2005  Trust of which  Mr.  Carlotti  is trustee  and 784,869 are held in trust by the Linda Eder 2005 Trust of which Mr. Carlotti is trustee.

          (ii) The aggregate number of securities  identified pursuant to Item 1 beneficially  owned by the  Robert  H.  Eder  2005  Trust is  784,869, representing  23.8% of the  3,299,956  shares of the issuer's  Class A
          Common Stock outstanding on April 1, 2005.

          (iii) The aggregate number of securities identified pursuant to Item 1
          beneficially   owned  by  the  Linda  Eder  2005  Trust  is   784,869,
          representing  23.8% of the  3,299,956  shares of the issuer's  Class A
          Common Stock outstanding on April 1, 2005.

          (b) (i) The number of shares as to which Mr.  Carlotti  has sole power to vote or to direct the vote is 1,569,838; the number of shares as to which  there is shared  power to vote or to direct  the vote is 0; the number of  shares as to which  there is sole  power to  dispose  or to direct the disposition is 1,569,838;  the number of shares as to which there is shared power to dispose or direct the disposition is 0.

          (ii) The  number of shares as to which the  Robert H. Eder 2005  Trust has sole power to vote or to direct the vote is 784,869; the number of shares as to which there is shared power to vote or to direct the vote is 0; the number of shares as to which  there is sole power to dispose or to direct the  disposition  is 784,869;  the number of shares as to which there is shared power to dispose or direct the disposition is 0.

          (iii) The  number of shares as to which the Linda  Eder 2005 Trust has sole  power to vote or to direct  the vote is  784,869;  the number of shares as to which there is shared power to vote or to direct the vote is 0; the number of shares as to which  there is sole power to dispose or to direct the  disposition  is 784,869;  the number of shares as to which there is shared power to dispose or direct the disposition is 0.

(c)      (i), (ii), (iii) None

(d)      (i), (ii), (iii) Not applicable.

(e)      (i), (ii), (iii) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Mr.  Carlotti  serves as  trustee  of the Robert H. Eder 2005 Trust and the
Linda Eder 2005 Trust  pursuant to two separate trust  agreements,  which trusts each hold 784,869 shares of the issuer's Class A Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Date:  April 14, 2005                                /s/ Stephen J. Carlotti
                                                     --------------------------------------------
                                                              Stephen J. Carlotti

SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Date:  April 14, 2005                                Robert H. Eder 2005 Trust

                                                    By:/s/ Stephen J. Carlotti
                                                            -----------------------
                                                     Name: Stephen J. Carlotti
                                                           Title: Trustee

SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Date:  April 14, 2005                                Linda Eder 2005 Trust

                                                By: /s/ Stephen J. Carlotti
                                                        --------------------------------
                                                  Name: Stephen J. Carlotti
                                                        Title: Trustee